QuickLinks -- Click here to rapidly navigate through this document
Chet A. Fenimore (512) 499-3818 cfenimore@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 401 CONGRESS AVENUE SUITE 2500 AUSTIN, TX 78701-3799 (512) 499-3800 FACSIMILE (512) 499-3810 www.jenkens.com	CHICAGO, ILLINOIS
(312) 425-3900
DALLAS, TEXAS
(214) 855-4500
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

August 30, 2005

Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 408
100 F Street, NE
Washington, DC 20549

Re:	State National Bancshares, Inc. Form S-1, filed July 21, 2005 File No. 333-126793

Ladies and Gentlemen:

        On behalf of our client, State National Bancshares, Inc. (the "Company"), we hereby file through EDGAR with the Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 (the "Form-S-1") and the Company's responses to your letter, dated August 19, 2005 (the "Comment Letter") related to the comments of the staff (the "Staff") of the Commission concerning the Company's Form S-1. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for such information.

        For your convenience, we have included the Staff's comments below and have keyed our responses accordingly. All references to page numbers in our discussion below each heading are to the pages in Amendment No. 1. The references to page numbers in the headings are to the original Registration Statement on Form S-1. For your convenience and in order to expedite your review, we have also included with this letter two (2) copies of Amendment No. 1 as filed and two (2) copies of the redlined version of Amendment No. 1 which is provided to show the revisions that have been made since the filing of the original Registration Statement.

        The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

General

        1.     Please provide a price range and fill in corresponding blanks as soon as possible.

        Amendment No. 1 has been revised to include the price range and the corresponding blanks have been completed.

        2.     Please include the information required under Item 505 of Regulation S-K regarding determination of offering price.

        In response to the Staff's Comment, additional information regarding the determination of the offering price has been included on page 120 of Amendment No. 1.

        3.     In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us in draft form.

        A map of the Company's bank branch locations has been added to Amendment No. 1 on what will be the inside cover of the prospectus. All graphics, maps, photographs, and related captions are included in Amendment No. 1 as they will appear in the prospectus.

        4.     Please include the dealer prospectus delivery obligation statement found in Item 502 of Regulation S-K.

        The dealer prospectus delivery obligation found in Item 502 of Regulation S-K has been included in Amendment No. 1 on what will be the back cover of the prospectus.

The Offering, page 6

        5.     Please revise to clarify. Your statement that you "anticipate paying dividends in the future" is confusing following the statement that you expect to begin payment of dividends beginning in 2006. Please delete or revise. Do the same in your disclosure on pages 17 and 20.

        Pages 6, 16 and 19 of Amendment No. 1 have been revised in response to the Staff's comment.

Risk Factors, page 10

        6.     Several of your risk factors are worded so generically that they could apply to any bank. Please revise them to describe the risk more specifically with reference to the situation of the company. For example, the risk factor on page 12 entitled "Our profitability is vulnerable to interest rate fluctuations" could quantify the bank's interest rate risk. We also note in this regard the risk factors entitled "Monetary policy and other economic factors..." and "We rely heavily on technology...."

        In response to the Staff's comment, the risk factor appearing on page 12 of Amendment No. 1 regarding interest rate fluctuations has been revised to more specifically address the Company's asset sensitive position as of June 30, 2005. In addition, the risk factors addressing monetary policy and technology have been deleted in their entirety, as the Company has determined that its risk in these areas is no greater than that of any bank or bank holding company.

        7.     It appears that the company may have broad discretion over a large proportion of the proceeds. If true, please discuss this in a risk factor.

        As discussed in the response to comment 8 below, the Company has determined that it will use all of the net proceeds from the offering to fund the purchase price of Heritage Financial Corporation. Thus, the Company does not believe that the suggested risk factor would be appropriate.

Use of Proceeds, page 20

        8.     Please disclose what portion of the purchase price of Heritage Financial will be funded by the proceeds of this offering.

        Pages 6 and 19 of Amendment No. 1 have been revised to reflect the Company's determination that it will use all of the net proceeds from the offering to fund the purchase price of Heritage Financial Corporation.

        9.     Please be as specific as possible regarding the intended uses of the balance of the proceeds and quantify those uses to the extent practicable. Disclose any current plans, intentions, arrangements, agreements, or understandings concerning specific acquisitions. We also note in this regard your disclosure regarding plans to open branches in various parts of your market area, including Fort Worth and Lubbock.

        As stated in the response to comment 8, all proceeds from the offering will be used to fund the purchase price of Heritage Financial Corporation.

Corporate Governance Principles and Board Matters

        10.   Please disclose whether each of the board members, apart from Messrs. Cosby, Nichols, and Volk would qualify as an independent director under the NASD rules.

        Page 90 of Amendment No. 1 has been revised to state that all of the Company's board members, except Messrs. Cosby, Merlo, Nichols, and Volk, would qualify as an independent director under the applicable rules of the Nasdaq National Stock Market. In addition, please note that, subsequent to the filing of the original Registration Statement, the Board appointed three new members. Amendment No. 1 includes required information regarding the three new directors.

Unaudited Pro Forma Condensed Combined Financial Information, page 40

        11.   Please refer to Rule 11-01 of Regulation S X and provide us with your analysis of how you determined that you are not required to provide pro forma financial information reflecting the pending acquisition of Heritage Financial Corporation.

        Pro forma financial information for the Company's acquisition of Heritage Financial Corporation is not required because the acquisition of Heritage Financial Corporation does not constitute an acquisition of a "significant business" pursuant to any of the three conditions set forth in Rule 1-02(w) of Regulation S-X. Rule 11-01(b)(1) of Regulation S-X states that a business combination shall be considered significant if "[a] comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20% for 10% each place it appears therein."

        Rule 1-02(w) provides three conditions, any of which, if satisfied, would deem an acquired business "significant."

  •
  The first condition is satisfied if the registrant and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year. The aggregate consideration to be paid for Heritage Financial Corporation is $53.5 million. The Company's total assets as of the fiscal year ended December 31, 2004 were $1,350,380,000. Thus, this condition is not satisfied as the total aggregate purchase price for Heritage Financial Corporation is only approximately 3.96% of the Company's total assets.

  •
  The second condition is satisfied if the registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries as of the end of the most recently completed fiscal year. Heritage Financial Corporation's total assets as of December 31, 2004 were $238,484,964. The Company's total assets as of December 31, 2004 were $1,350,380,000. Thus, this condition is not satisfied as Heritage Financial Corporation's total assets represent approximately 17.66% of the Company's total assets.

  •
  The third condition is satisfied if the registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of any change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year. Heritage Financial Corporation's income from continuing operations before income taxes, extraordinary items and cumulative effect of any change in accounting principle for the year ended December 31, 2004 was $2,585,921. The Company's comparable income for the year ended December 31, 2004 was $19,672,000. Thus, this condition is not satisfied as Heritage Financial Corporation's income represents 13.15% of the Company's income.

Management's Discussion and Analysis

Noninterest Income, page 48

        12.   We note your disclosure on page 49 that you sold your interest in the PULSE network during the three month period ended March 31, 2005. Please revise to quantify and describe the nature of your previously held interest and the reasons why you sold your interest. Describe the impact, if any, on the terms of your sharing arrangements with the Pulse automated teller machine system network.

        In response to the Staff's comment, "Noninterest Income" on page 46 of Amendment No. 1 has been revised.

Loans, page 51

        13.   We note the various categories of real estate loans. Please disclose the percentage of real estate loans in each significant category and clarify the percentage of "owner-occupied properties" that are one-to-four family properties.

        In response to the Staff's comment, "Loans" beginning on pages 49 and 69 of Amendment No. 1 have been revised to address three separate subcategories of the real estate loan category: "construction," "1-4 family," and "other." In addition, the Company has disclosed on page 50 of Amendment No. 1 that owner-occupied properties represented approximately 61% of 1-4 family real estate loans as of June 30, 2005.

        14.   Disclose the primary risks of each loan type, noting which are at higher risk. We note the risk disclosure on construction loans. The risks associated with the other loan types do not appear to be discussed adequately or at all.

        "Lending Activities" on pages 27 through 29 of Amendment No. 1. has been revised to disclose the risks associated with each loan type.

        15.   Please revise to separately present construction real estate loans and mortgage real estate loans for each period presented. Please similarly revise your asset quality and allowance for loan losses disclosures. Refer to Items III and IV of Industry Guide 3.

        As discussed in the response to comment 13, "Loans" beginning on pages 49 and 69 of Amendment No. 1 have been revised to address three separate subcategories of the real estate loan category: "construction," "1-4 family," and "other." These same categories have been used in "Allowance for Loan Losses" beginning on page 53.

        16.   Please revise to describe the impact of your acquisition of Mercantile Bank on the composition of your loan portfolio and on asset quality for 2004 and into 2005.

        In response to the Staff's comment, "Loans" beginning on page 69 of Amendment No. 1 and "Allowance for Loan Losses" beginning on page 72 have been revised to disclose that the Mercantile Bank acquisition did not have a material impact on our loan composition or asset quality.

Allowance for Loan Losses, page 55

        17.   Please revise to clearly describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for loan losses. Describe the following:

  •
  How you determine the amount for each element (such as for specific loans, pools of loans, unallocated) of your allowance;

  •
  Which types of loans are evaluated individually and which loans are evaluated as a group; and

  •
  How you determine the loss factors you apply to your graded or pooled loans to develop a general allowance.

        The Company has revised "Allowance for Loan Losses" beginning on pages 53 and 72 of Amendment No. 1 in response to the Staff's comment.

        18.   Please revise to quantify the amount of allowance for loan losses determined for each element (for specific loans, pools of loans, and unallocated) of your allowance for each period presented.

        The Company has revised "Allowance for Loan Losses" beginning on pages 53 and 72 of Amendment No. 1 in response to the Staff's comment.

        19.   Please revise to describe the general economic conditions and other internal and external risk factors in your individual markets that impacted your determination of the amount of your unallocated allowance for loan losses for each period presented. Describe the reasons why more than half of your allowance for loan losses is unallocated during the past three years and interim period ended March 31, 2005.

        The Company has revised "Allowance for Loan Losses" beginning on pages 53 and 72 of Amendment No. 1 in response to the Staff's comment.

        20.   Please revise to describe the underlying reasons for changes in asset quality and other factors that impacted your determination of the provision and allowance during each period presented.

        The Company has revised "Allowance for Loan Losses" beginning on pages 53 and 72 of Amendment No. 1 in response to the Staff's comment.

For the Years Ended December 31, 2004, 2003 and 2002

        21.   Please revise to separately quantify the impact on financial condition and results of operations attributable to the acquisition of Mercantile Bank.

        "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Amendment No. 1 has been revised where appropriate to quantify the impact of the Mercantile Bank acquisition.

Noninterest Expense, page 67

        22.   We note your disclosure that the increase in Noninterest expense was due to significant month to month expenses on foreclosed property offset by a gain on assets that had been written off. When more than one factor is cited for discussing the reasons for changes in your financial condition or results of operations; you should quantify the relative contribution of each factor. Please revise to separately quantify expenses related to foreclosed property and the gain on assets. Please refer to Item III.D of Commission Interpretive Release No. 33-6835.

        The Company has revised "Noninterest Expense" on pages 67 and 68 of Amendment No. 1 in response to the Staff's comment. The disclosure now appropriately quantifies the contribution from each of the factors related to the expenses on the foreclosed property and the gain on assets.

Beneficial Stock Ownership... page 101

        23.   Confirm that any unnatural persons listed as principal shareholders are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.see.gov and revise or advise.

        In response to the Staff's comment, the beneficial ownership table on page 101 of Amendment No. 1 has been revised to reflect the natural persons having voting and investment control over the shares held by Castle Creek Capital, LLC. Franklin Mutual Advisers, LLC is a majority-owned subsidiary of Franklin Resources, Inc., a reporting company under the Exchange Act, and a registered investment advisor under the 1940 Act.

Supervision and Regulation, page 103

        24.   With respect to the second sentence of the introductory paragraph, please revise to delete the implication that the discussion cannot be relied upon by investors.

        In response to the Staff's comment, the second and third sentences in the introductory paragraph on page 102 of Amendment No. 1 have been deleted.

Directed Share Program, page 121

        25.   We note that a certain number of shares are being reserved for distribution in a directed share offering. Provide us with any materials you will use in connection with this offering and advise us:

  •
  of the mechanics of how and when these shares will be offered and sold;

  •
  how you will determine who the prospective recipients are and the number of shares per recipient;

  •
  how you will ensure the targeted recipient becomes the beneficial owner of the shares;

  •
  how and when you notified or will notify the prospective recipients, including the type of communications you used or will use;

  •
  what procedures recipients must follow in order to buy in the program, including how and when you will receive funds from the recipients; and

  •
  how the above procedures differ from the procedures you will follow in the general public offering;

        Copies of the materials proposed to be mailed in connection with soliciting interested in the directed share program (the "Program") have been provided supplementally in Tab 1. To date, no persons have received copies of the enclosed materials. The Company and Keefe, Bruyette & Woods, Inc. ("KBW") will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally, the only differences are:

  •
  Communications that would customarily be made via telephone in the general offering context are made to Program Participants in writing via the supplemental materials;

  •
  Program participants must open new accounts with KBW if they do not already have them; and

  •
  Program participants are provided with a "Frequently Asked Questions" information sheet to assist them in evaluating whether to participate in the Program.

        The following provides a summary description of the mechanics of the Program:

  •
  The Company will identify the directors, officers, employees and other associates of the Company who will be entitled to purchase shares in the Program and provide a list of such persons (along with their names, home addresses, telephone numbers, tax identification information, and positions and names of employers) to KBW. At this time, no indications of interest are being taken.

  •
  Once the preliminary prospectus has been printed, an invitation package will be mailed to each person listed by the Company explaining that KBW is facilitating the Program, attaching a preliminary prospectus and the other Program documentation. The other Program documentation will consist of an introductory letter, an Indication of Interest Form and a fact sheet containing frequently asked questions, a New Account Information Form, a NASD Questionnaire and a W-9 form. Each of the documents (other than the preliminary prospectus and the W-9 form) contains information that is permitted, or required, by Rule 144.

  •
  Once the registration statement has been declared effective and the offering has been priced, the Company will determine the final allocation of shares among each person who indicated interest in participating in the Program. A representative of KBW will then call the participants and confirm their interest in investing in the shares offered. At that time, the participant may confirm his or her interest in purchasing the number of shares the participant has previously indicated, confirm his or her interest in purchasing shares but specify a smaller number or decide that he or she is not interested in purchasing shares at all. If the participant confirms his or her intention to purchase, a copy of the final prospectus and a written confirmation will be sent, and the participant's account will be opened and he or she will be given an account number. Once the participant orally confirms his or her purchase, he or she will be obligated to purchase the number of shares confirmed. If a representative of KBW is unable to reach a participant within 24 hours of the pricing, then that participant may lose the opportunity to purchase shares in the Program.

  •
  All shares purchased through the Program will be purchased at the initial public offering price. Full payment of the purchase price for shares must be made by check or wire to KBW by the settlement date, which will be three business days after the pricing date.

  •
  In the event that the aggregate amount that the participants in the Program indicate that they would like to invest in the Company exceeds the maximum amount of shares reserved for the Program, shares will be allocated in a manner determined by the Company.

  •
  By requiring invitees to provide account and personal information and to purchase their shares only through KBW, by prohibiting third party checks as payment, and by requiring that all shares purchased in the Program be "locked up" for 180 days, KBW's Program policies should ensure that the targeted recipient become the beneficial owner of the shares.

State National Bancshares, Inc. Consolidated Financial Statements December 31, 2004, 2003 and 2002

General

        26.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

        The applicable portions of Amendment No. 1 have been updated to reflect June 30, 2005 financial information in accordance with the updating requirements of Rule 3-12 of Regulation S-X.

        27.   Please refer to Rule 3-05 of Regulation S-X and provide us with your analysis of how you determined that you are not required to provide financial statements for Heritage Financial Corporation.

        Please refer to the Company's response to comment 11 for the requisite analysis regarding the Company's determination that financial statements for Heritage Financial Corporation are not required to be provided in the Form S-1.

Consolidated Statements of Cash Flows, page F-7

        28.   We note your disclosure of cash flows related to banking center held-for-sale in 2002 and 2003. Please include a financial statement footnote describing the timing, purpose and nature of the transactions for the banking center sale and the related accounting treatment.

        Page F-38 of the Consolidated Statements of Cash Flows have been revised to include footnote 20, which describes the timing, purpose and nature of the sale of the banking center.

        29.   We note that your Statement of Cash Flows presents a net decrease in deposits of about $10.3 million for 2004. This appears inconsistent with the change in total deposits as reported on your Balance Sheet. Please revise for consistency and include a financial statement footnote to explain the change.

        Footnote 6 on page F-24 of Amendment No. 1 has been revised to disclose the change in total deposits reported on the Balance Sheet and on the Statement of Cash Flows.

Note 1—Operations and Summary of Significant Accounting Policies, page F 9

Organization and Nature of Business, page F-9

        30.   Please describe the nature of your agreement and your accounting policies related to the sharing arrangement with the Pulse automated teller machine system network.

        Footnote 1 on Page F-10 was revised in response to the Staff's comment to describe the nature of the Company's agreement and accounting policies related to the sharing arrangement with the Pulse automated teller machine system network.

Loans Held-for-Sale, page F-13

        31.   We note your disclosure that sales of loans are made with limited recourse. Please revise to describe the nature of the recourse provisions. Disclose how you consider the recourse provisions in determining the appropriateness of sales accounting treatment and how it impacts your determination of the gain on sales of the loans.

        Footnote 1 on page F-14 has been revised in response to the Staff's comment. As repurchased loans represent a small percentage of loans originated, (please see response to comment 37), the repurchased loans have not had an impact on the determination of the gain on sales of loans.

Restructuring/Merger Expenses, page F-18

        32.   We note that you have incurred restructuring and merger expenses in 2004, 2003 and 2002. Please tell us the specific accounting guidance you relied upon to account for your restructuring and merger activities during each period presented. Please revise to provide all of the applicable disclosures required by the guidance upon which you relied for each period presented.

        The restructuring and merger expenses incurred during the periods presented were accounted for in accordance with SFAS No. 141, Business Combinations. The Company has revised Footnote 1 on Pages F-18 and F-19 to disclose that the costs in 2002 and 2003 were related to the merger of the charters.

Note 4—Loans and Allowance for Loan Losses, page F-21

        33.   We note your disclosure on page F-22 that you have $133,000 remaining of your purchase discount related to the acquisition of IBK. Please revise to explain why you have a discount remaining as of December 31, 2004 when the discount is accreted into income over the life of the acquired loans, which was determined to be three years.

        Footnote 4 on page F-22 has been revised in response to the Staff's comment to disclose that the Company has $133,000 remaining of its purchase discount related to the acquisition of IBK and that this amount is to be amortized over the remaining life of three years.

        34.   Please revise to describe any asset quality issues or other factors of the acquired company that resulted in a 10% purchase discount.

        Footnote 4 on page F-22 has been revised in response to the Staff's comment to disclose that the purchase discount was related entirely to low fixed interest rates in Independent Bankshares' loan portfolio.

Note 9—Income Taxes, page F-26

        35.   Please refer to paragraphs 21-25 and provide us with your comprehensive analysis of how you determined that there was no need for a valuation allowance related to the $1.7 million in net operating loss carryforwards from subsidiaries that are limited due to prior ownership changes. Please revise your disclosure to explain why you do not have a valuation allowance for these loss carryforwards when your expectation is that due to the limitations, approximately $408,000 will be eligible to be used before the expire.

        Footnote 9 on Page F-27 has been revised in response to the Staff's comment to explain the reasoning for not having a valuation allowance related to NOL from subsidiaries.

Note 13—Financial Statements with Off-Balance Sheet Risk, page F-30

        36.   We note your disclosure on page 43 that when determining the amount of your allowance for loan losses you review letters of credit, lines of credit and unused commitments to provide financing. Please revise to describe how your contingent liability related to these items is measured and reported in your financial statements and your basis for that treatment.

        Footnote 13 on Page F-31 has been revised in response to the Staff's comment to disclose why the Company does not have a contingent liability recorded for the standby letters of credit and commitments to extend credit.

Note 16—Commitments and Contingencies, page F-34

        37.   Please revise to describe the nature of the recourse provisions attributable to loan sales and quantify your potential exposure related to the recourse provisions as of each period end presented. Quantity the amount of loans repurchased, if any, during the periods presented as a result of these recourse provisions.

        Footnote 16 on Pages F-34 and F-35 has been revised in response to the Staff's comment to disclose the nature of the recourse provisions attributable to loan sales and disclose the Company's potential exposure related to the recourse provisions. The loans repurchased during the periods have been quantified.

Note 17—Related Party Transactions, page F-34

        38.   Please revise to describe the activities performed by Castle Creek Financial related to the issuance of stock to purchase Mercantile Bank. Clarify whether Castle Creek Financial also performed services related to the business acquisition.

        Page F-35 of Amendment No. 1 has been revised in response to the Staff's comment.

State National Bancshares, Inc. Consolidated Financial Statements Three Months Ended March 31, 2005 and 2004

Consolidated Balance Sheet, page F-39

        39.   Please revise to present comparative consolidated balance sheets by including your consolidated balance sheet as of December 31, 2004. Refer to Rule 10-01(c) of Regulation S-X.

        Page F-39 of Amendment No. 1 has been revised in response to the Staff's comment to include the consolidated balance sheet as of December 31, 2004.

Note 3—Adoption of Accounting Standards, page F-49

        40.   We note your disclosure on page F-50 that you intend to adopt SFAS 123R on January 1, 2006. Please note that subsequent to the initial filing of your registration statement we consider you to be a public company for financial reporting purposes. Please revise your discussion of the adoption of SFAS 123R for consistency with paragraph 69(a) of SFAS 123. Describe your change in status to a public entity as a result of filing of this registration statement.

        Page 84 of Amendment No. 1 has been revised to disclose that the Company is considered a public company as a result of filing the Registration Statement. However, 17 CFR parts 210 and 228, effective April 21, 2005, amended Rule 4-01(a) of Regulation S-X to provide that each registrant that is not a small business issuer will be required to prepare financial statements in accordance with Statement 123R beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. Thus, the Company will adopt SFAS 123R for the fiscal year beginning in January 1, 2006.

        41.   Please revise to describe your estimate of the impact of considering volatility assumptions when determining the fair value of your options for financial reporting periods subsequent to June 30, 2005.

        Page 84 has been revised in response to the Staff's comment to disclose and estimate the impact of considering volatility assumptions on determining the fair value of the Company's options subsequent to October 1, 2005.

Part II

Item 15—Recent Sales of Unregistered Securities

        42.   Revise this section to disclose, for each transaction, the number of purchasers, and any additional facts relied upon to make the exemption available.

        In response to the Staff's comment, Item 15 in Part II of Amendment No. 1 has been revised to provide additional information regarding each transaction, including the number of purchasers where relevant.

Item 17—Undertakings

        43.   Please include the undertakings in Item 512(h) and (i) of Regulation S-K or advise us why these are not required.

        In response to the Staff's comment, the undertaking in Item 512(h) of Regulation S-K has been added to Item 17 in Part II of Amendment No.1. The undertaking in Item 512(i) of Regulation S-K was included in the original Registration Statement and has been retained in Amendment No. 1.

        If you have any questions or comments regarding the enclosed materials, please call me at (512) 499-3818,

Very truly yours,
Chet A. Fenimore
cc:
Gregory Dundas, Securities and Exchange Commission
Tom C. Nichols, State National Bancshares, Inc.
Charles E. Greef, Jenkens & Gilchrist, P.C.
Frank Ed Bayouth, II, Skadden, Arps, Slate, Meagher & Flom, LLP

Directed Share Program Presentation

Good [morning] [afternoon]. I am ______________ from [Human Resources].
Thank you for coming.

I am here today to inform you that State National Bancshares, Inc. has began efforts to make an initial public offering (IPO) of its common stock and as part of this has filed a registration statement with the Securities and Exchange Commission. In connection with the IPO, the Company will establish a "Directed Share Program". This program provides an opportunity for [all our employees] to purchase shares of the Company's common stock at the public offering price. [The public offering price is expected to be between $[                        ] and $ [                        ] per share.]

Please note that you are under no obligation to participate in the Directed Share Program. Your attendance at this meeting as well as any questions you might ask today or later will not obligate you in any way to participate in the program. This meeting is not intended to encourage you to purchase any shares in the State National Bancshares. It is simply intended to inform you about the Directed Share Program.

While [each employee] will be given an opportunity to participate in the offering, you must meet certain qualification standards to participate. In addition, each participating employee must complete the necessary procedures set up by the lead underwriter, Keefe, Bruyette & Woods, Inc., by the required deadlines. Please be aware that we cannot guarantee that any of you participating in the Directed Share Program will be allowed to purchase either the amount of common stock you would like to purchase in the IPO or any State National Bancshares common stock at all.

Employees who wish to obtain more information about the directed share program should pick up a packet of materials, including a copy of State National Bancshare's preliminary prospectus, on the table to my [right/left]. Please review these materials carefully, particularly State National Bancshares' preliminary prospectus. The materials contain technical procedures which must be followed if you wish to participate in the Directed Share Program. The materials also contain contact information for representatives at Keefe, Bruyette & Woods, Inc. if you have any questions about the materials or the program. [All inquiries about the program should be made to Keefe, Bruyette & Woods, Inc.]

Please keep in mind that investing in initial public offerings is speculative and carries a high degree of risk. Any decision to purchase common stock in the Directed Share Program should be based on your review of the Company's preliminary prospectus. You should also consider your investment objectives, your tolerance of risk, financial considerations and any other individual investment considerations. In addition, there are restrictions that result from purchasing any shares in the Directed Share Program. For example, if you purchase any shares in the Directed Share Program, then you will not be permitted to resell those shares, or any other shares of the Company that you own, for at least 180 days.

Any employee that wishes to purchase common stock in the directed share program must complete the Confidential Indication of Interest, NASD Questionnaire and New Account Application and return them to the representatives at Keefe, Bruyette & Woods, Inc. noted in the program materials by [                        ], 2005.

If you indicate that you are interested in buying shares of State National Bancshares' common stock, this will not be considered an agreement on your part to buy the shares or an agreement on the part of State National Bancshares or Keefe, Bruyette & Woods, Inc. to sell you any shares. In addition, you will have an opportunity to cancel any indication of interest about purchasing common stock at any time before State National Bancshare's registration statement is declared effective and the Company and Keefe, Bruyette & Woods, Inc.begin to sell shares of State National Bancshares' common stock.

Does anyone have questions about the program?

Should you have any questions after you review the materials, please contact [                        ] at State National Bancshares or either of the representatives at Keefe, Bruyette & Woods, Inc. at the phone numbers included in the materials.

Thank you again for coming.

2

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

[            ], 2005

  Re:
  State National Bancshares, Inc.

Ladies and Gentlemen:

        In connection with the recent filing with the Securities and Exchange Commission ("SEC") of a registration statement related to a proposed initial public offering (the "IPO") of common stock of State National Bancshares, Inc. (the "Company"), we are sending you, at the Company's request, a copy of the preliminary prospectus included in the registration statement.

        The Company has instructed the underwriters to reserve up to [    •    ] shares for purchase by directors, officers, employees and related persons of the Company through a directed share program (the "Directed Share Program"). The Company has contracted Keefe, Bruyette & Woods, Inc. ("Keefe") to administer the Directed Share Program. The Company may increase or decrease the number of shares reserved for purchase in the Directed Share Program. If the total number of shares to be sold in the initial public offering increases or decreases, the number of shares reserved for the Directed Share Program may be increased or decreased.

        There is no obligation to participate in the Directed Share Program. However, should you wish to do so, please read carefully the enclosed preliminary prospectus and the other enclosed materials.

        If you wish to participate in the Directed Share Program, you must indicate on the enclosed indication of interest form the number of shares you are interested in purchasing. A minimum purchase of 100 shares is required. Please note that we cannot assure you that you will receive all or any of the shares that you may request. In addition, if you purchase any shares in the Directed Share Program, please understand that you will not be permitted to resell those shares, or any other shares of the Company that you own, for at least 180 days.

        Your indication of interest involves no obligation or commitment of any kind. Accordingly, if you submit the required documentation indicating your interest in purchasing shares in the Directed Share Program and if shares are allocated to you, you will be contacted by Keefe after the registration statement relating to the shares has been declared effective and the offering has been priced in order to confirm the purchase price, number of shares allocated and other information. Because your indication of interest is not a binding commitment, you may withdraw your indication of interest when you are asked by Keefe to confirm it, or at any earlier time. If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.

        As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between $            and $            per share; however, the price range may change prior to the offering, and the actual price at which the common stock is offered to the public may be higher or lower than this range. It is also currently anticipated that the offering will price during the week of [    •    ], 2005, and payment for the shares will be due within three business days (the "Settlement Date") of such pricing date. However, the pricing date of the offering could also change.

        There is no obligation to participate in this Directed Share Program; however, should you wish to do so, please read carefully the enclosed preliminary prospectus relating to the offering and the attached general information and procedures memorandum.

        The deadline for indications of interest is                        . All indications of interest and other required documents must be received by us no later than this date.

        If you have any questions regarding the offering or the Directed Share Program, please contact James Stevens or Andrea Kramer at Keefe at (212) 887-8938 or (212) 887-8906.

Very Truly Yours,
Keefe, Bruyette & Woods, Inc.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company's shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

GENERAL INFORMATION AND PROCEDURES

        Enclosed are the following documents relating to the Directed Share Program:

1.
INDICATION OF INTEREST FORM: This form is used to communicate the number of shares you would like to purchase.

2.
NASD IPO CERTIFICATION (NASD Rule 2790): The rules of the NASD may preclude you from purchasing shares through the Directed Share Program. Your completion of this certification will help us to determine whether you are eligible to participate in the program.

3.
NEW ACCOUNT INFORMATION FORM: To participate in the Directed Share Program, you must have a Keefe brokerage account. Completing this form will allow Keefe to open an account for you.

4.
FORM W-9: This form is required for taxpayer identification and certification.

5.
VALID PHOTO I.D: Driver's License or Passport

        If you wish to participate in the Directed Share Program, all of the above documents must be either mailed or faxed so that they are received no later than [    •    ], 2005, to your assigned Keefe, Bruyette & Woods contact person at:

    Keefe, Bruyette & Woods, Inc.
    787 Seventh Avenue, 4th Floor
    New York, NY 10019
    Attention: James Stevens or Andrea Kramer
    By Facsimile Transmission (with originals to follow): (212) 582-5405
    Confirm Receipt By Telephone: James Stevens (212) 887-8938 or
                                                        Andrea Kramer (212) 887-8906

If you send the documents via facsimile, you must call James Stevens (212-887-8938) or Andrea Kramer (212-887-8906) to confirm receipt.

FREQUENTLY ASKED QUESTIONS

Who is eligible to participate in the Directed Share Program?

  •
  In connection with the offering, the Company has the option to direct a certain number of shares to selected directors, officers, employees and related persons of the Company. You have been designated by the Company as a person who may be able to purchase shares in the offering.

  •
  Only those people designated by the Company are eligible to participate in the Directed Share Program; you may not designate additional people to participate.

  •
  You should be aware that, under rules of the NASD, Inc. (formerly, the "National Association of Securities Dealers, Inc."), you must satisfy certain eligibility requirements in order to be able to purchase shares in the Directed Share Program. If you do not satisfy these eligibility requirements, you will not be permitted to purchase shares in the Directed Share Program. Completing the enclosed NASD IPO Certification will help us determine your eligibility. It is important that you answer all of the questions completely and accurately. Please pay particular attention to the defined terms indicated in bold, which will help you respond to the questions.

What do I need to do to participate in the Directed Share Program?

  •
  If after reading the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Keefe contact person so that they are received no later than [    •    ], 2005. If you send the documents via facsimile, you must call James Stevens (212-887-8938) or Andrea Kramer (212-887-8906) to confirm receipt.

  •
  You must have a Keefe brokerage account in order to participate in the Directed Share Program. If you already have a Keefe account, you must still return the Indication of Interest Form and NASD IPO Certification to your assigned Keefe contact person. You will, however, be permitted to purchase the shares through your existing Keefe account and will not be required to open a new account. If you do not already have a Keefe brokerage account, please complete the New Account Information Form to open a brokerage account with Keefe.

  •
  In order to avoid United States backup withholding tax, you must provide Keefe with a signed and completed Internal Revenue Service Form W-9 (or substitute form). A Form W-9 is included as part of the accompanying New Account Information Form. You need not submit a Form W-9 if you already have a brokerage account with Keefe. Failure to submit a Form W-9 (or substitute form) could result in a $50 penalty being imposed on you by the IRS and any payments of proceeds and/or dividends, if any, may be subject to a 28% United States backup withholding tax.

  •
  There are no fees to you involved in purchasing stock through the Directed Share Program, i.e., no account opening fees, no buying commission fees and no account maintenance fees.

What is the Indication of Interest Form?

  •
  The Indication of Interest Form is a non-binding indication of how many shares you would like to purchase in the offering. It is only used to allocate the appropriate number of shares to the Directed Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

How many shares can I purchase?

  •
  A minimum purchase of 100 shares is required.

  •
  There is not a maximum number of shares that you may request. However, there is no assurance that you will receive all or any of the shares that you request.

  •
  Please be advised that by sending this letter to you, neither the Company nor Keefe is making any recommendation as to whether or not you should participate in the offering and, if you participate, how many shares you should elect to purchase.

  •
  An investment in common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the common stock.

  •
  Once the stock has opened for trading, the market price of the common stock could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any shares, you are urged to read the enclosed prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

  •
  You may only purchase shares for your own personal account (or a joint account with a member of your immediate family, in which case the joint account holder must sign the enclosed New Account Information Form and must also complete, sign and return a separate NASD IPO Certification) and not on behalf of any other person.

  •
  You may not purchase any shares on margin.

If I purchase shares in the Directed Share Program, will there be any restrictions on my ability to sell shares of the Company's common stock that I own?

  •
  If you purchase shares of the Company's common stock in the Directed Share program, then, for a period of 180 days following the effective date of the registration statement, you will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) any shares of the Company's common stock that you own on the effective date of the registration statement or that you purchase in the Directed Share Program.

  •
  After the purchase is completed, any shares you purchased will be held in your Keefe account. The Company will direct the transfer agent to place a stop transfer restriction upon all shares that you own, including those held in other accounts, for the duration of the 180-day holding period and stock certificates will not be issued during such period.

  •
  If you wish to receive stock certificates after the 180 days, please contact your Keefe contact person who will explain the procedure for obtaining a stock certificate. Once you have received the stock certificate, changes of name and/or address may be made by mailing the certificate; with a letter of instruction, to American Stock Transfer & Trust Company, the Transfer Agent.

  •
  You should consult with your own investment and legal advisors to learn more about these transfer restrictions and to determine whether you are subject to any additional restrictions on the sale of shares purchased by you in the Directed Share Program.

  •
  In addition, disposition of shares purchased by you under this Directed Share Program may have tax consequences. You should consult with your tax advisor.

What will be the final price and when will it be determined?

  •
  It is currently anticipated that the initial offering price will be between $            and $            per share; however, the price range may be changed prior to the offering, and the actual offering price may be above or below this range.

  •
  The shares are expected to be listed on the Nasdaq National Market under the trading symbol "SNBI". The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day. The price at which the shares trade on the Nasdaq National Market will be determined by market forces and may be lower than the initial offering price.

I've returned the necessary forms, what happens now?

  •
  When the offering is priced, the Company will determine the final allocation of shares among each person who returned an Indication of Interest form and the other required documents by the deadline. Keefe will then call you and confirm the purchase price, number of shares allocated to you, your account number and other pertinent information. However, your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe to confirm it or at any earlier time.

  •
  If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you. Once you orally confirm your purchase, you will be obligated to purchase the number of shares confirmed.

  •
  Please note that there must be an oral confirmation of your intention to purchase. If a Keefe representative is unable to contact you within 24 hours after pricing of the offering, any shares allocated for purchase by you may, at Keefe's discretion, be made available for purchase by the general public or reallocated to other Directed Share Program participants.

How and when do I pay for my shares?

  •
  All shares purchased through the Directed Share Program will be purchased at the initial public offering price. The price per share does not provide participants with any discount from the initial public offering price.

  •
  Full payment of the purchase price for your shares must be received by Keefe by the Settlement Date, which will be three business days after the pricing date. Please do not send money to Keefe until your allocation of shares and the purchase price have been confirmed to you.

  •
  Please mail checks directly to your assigned Keefe contact person, even if you already have an existing Keefe account.

  •
  Checks must be made payable to the clearing firm, PERSHING LLC. Write your Keefe account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the Settlement Date, the Company may reallocate your shares to other Directed Share Program participants or to the general public.

  •
  U.S. federal funds wires will also be accepted. Your Keefe contact person will work with you if you wish to pay by wire.

If I have further questions, whom should I call?

  •
  If you have any questions regarding the offering or the Directed Share Program, please contact James Stevens at Keefe at (212) 887-8938 or Andrea Kramer at (212) 887-8906.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company's shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

INDICATION OF INTEREST FORM

I wish to indicate an interest in purchasing shares (the "Shares") of common stock of State National Bancshares, Inc. at the initial public offering price and request that the number of Shares indicated below be reserved for me.

Number of Shares _________________________ Desired: (100 share minimum)

Legal Name (Mr./Mrs./Ms.): _________________________

Home Address: _________________________                _________________________
                                number & street                                                 city, state and zip

Home Tele.: _________________________ Business Tele.: _________________________

Fax Number: _________________________ E-mail Address: _________________________

Cell Phone: _________________________

Are you an employee, officer or director of State National Bancshares, Inc. or any of its subsidiaries or the owner of 10% or more of State National Bancshares common stock?:

If yes, please indicate your position and/or ownership: _________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

If you are not an employee, officer or director of State National Bancshares, Inc., describe your relationship with the Company: _________________________

Are you a corporate officer or director of any company or owner of 10% or more of any company's securities?: _________________________

If yes, please indicate which companies and your position and/or ownership: _________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

☐  I have an existing brokerage account with Keefe, Bruyette & Woods, Inc. ("Keefe") and the account number and the name of my Keefe contact is provided in the spaces below:

Account No.: _________________________ Name of Keefe Contact: _________________________

☐  I do not have an existing brokerage account with Keefe. I have completed and will return the enclosed New Account Information Form.

I acknowledge, certify and agree that:

  1.
  I have received and read a copy of the preliminary prospectus for State National Bancshares, Inc., dated [    •    ], 2005.

  2.
  I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me.

  3.
  I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

  4.
  I am aware that no offer to buy any of the Shares can be accepted and no part of the purchase price can be received by Keefe until the registration statement covering the proposed offering (the "Registration Statement") has been declared effective by the United States Securities and Exchange Commission and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of your acceptance given after the effective date of the Registration Statement.

  5.
  This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants of this Directed Share Program and that I will be notified of the number of Shares which are available for purchase by me. I understand that my indication of interest is not a binding commitment and may be withdrawn when I am asked by Keefe to confirm it or at any earlier time. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me will be required within three business days after the pricing of the offering.

  6.
  I understand that after the registration statement covering the proposed offering becomes effective, a copy of the prospectus in final form (the "Final Prospectus") will be provided to me. The Final Prospectus will contain the price and other information which cannot be determined at this time.

  7.
  I understand that an arrangement has been made with Keefe to act as the administrative agent for the Directed Share Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a Keefe representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me.

  8.
  I understand that, in order to purchase Shares pursuant to the Directed Share Program, I must meet certain eligibility requirements under rules of the NASD, Inc. (formerly, the "National Association of Securities Dealers, Inc."). I understand that if I do not meet these eligibility requirements, I will not be permitted to purchase Shares in the Directed Share Program.

  9.
  I understand that I will not be able to sell, transfer, assign, pledge, or hypothecate (pledging of securities as collateral for loans made to purchase securities) the Shares or any other shares that I own on the effective date of the registration statement for a period of 180 days following the effective date of the registration statement (the "Restricted Period"). I understand that after the purchase is completed, any Shares I purchased will be held in my Keefe account, that the Company will direct the transfer agent to place a stop transfer restriction upon all shares that I own, including the Shares, for the duration of the Restricted Period and that stock certificates will not be issued during such period. I further understand that, to permit compliance with applicable provisions of NASD Conduct Rule 2711(f), if: (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the Restricted Period and ends on the last day of the Restricted Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Restricted Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Restricted Period, then the Restricted Period shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to the Company occurs, and the Company shall so notify the transfer agent of such extension of the Restricted Period.

By signing below, I certify that all the information that I have provided on this form is complete and accurate.

Print Name(s)	Signature(s)	Date

(Joint accounts require both signatures)

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company's shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]
[Qualification of Account to Purchase Specific Offering]

September [__], 2005

  Re:
  State National Bancshares, Inc. Public Offering

Ladies and Gentlemen:

        We understand that you may wish to purchase securities in the initial public offering ("IPO") by State National Bancshares, Inc. Pursuant to NASD Rule 2790, Keefe, Bruyette & Woods, Inc. may not sell securities in an IPO to any account in which a certain categories of investors hold a beneficial interest (including investors that are related to the broker/dealer industry, have authority to purchase and sell securities for banks, savings and loan institutions, and other similar investment accounts), unless the account qualifies for an exemption under the Rule.

        In order for you to purchase securities in the above-referenced IPO, Rule 2790 requires that we obtain an affirmative representation as to your status, or that of any account over which you have investment authority, based on information that is no more than 12 months old. Even if your account is not qualified to purchase securities in an IPO generally, it may be permitted to do so with respect to this specific IPO under certain exemptions contained in the NASD Rule. This form may be different from the forms you receive from other firms. We request that you complete the attached form and return it to us in the enclosed envelope as soon as possible.

        If you have any questions, please contact your Keefe, Bruyette & Woods, Inc. sales representative. Thank you for your cooperation with this matter.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

NASD IPO CERTIFICATION

________________________________________________________

CERTIFICATE FOR THE PURCHASE OF
INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES

        Pursuant to NASD Rule 2790 (the Rule), Keefe, Bruyette & Woods, Inc. ("KBW") may not sell or cause to be sold a new issue (as defined in the Rule; generally, initial public offerings of equity securities) to any account in which a restricted person holds a beneficial interest unless the account qualifies for an exemption under the Rule. Please sign and return this Certificate indicating whether or not your account is eligible to purchase new issue shares in accordance with the Rule and, if applicable, whether you or your account is relying on an exemption to purchase new issue securities in a specific offering. In addition, in connection with any new issue, you hereby represent that you will not act as a finder or in a fiduciary capacity to any managing underwriter of any new issue and that you shall notify Keefe, Bruyette & Woods, Inc immediately in the event that such representation ceases to be true and correct. Defined terms are in bold; please refer to the "Definitions of Relevant Terms" attached hereto.

PLEASE COMPLETE THIS FORM AS FOLLOWS:

1.     Part A: Check one box;

2.     Part B: Check a box only if your acount is restricted and you are relying on an exemption to purchase securities in this IPO; and

3.     Part C: Complete the account information.

Part A: Complete this part in order to qualify the account with respect to any offering of a new issue.

☐
The undersigned hereby certifies that with respect to the account indicated in Part C that the account is eligible to purchase new issues in accordance with the Rule because:

☐
no restricted person holds a beneficial interest in the account; or

☐
restricted persons hold in the aggregate no more than 10% of the beneficial interests in the account;1 or

☐
restricted persons hold in the aggregate more than 10% of the beneficial interests in the account, but the account has implemented procedures to reduce the aggregate beneficial interests of all restricted persons with respect to new issues to no more than 10% and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all new issues; or

☐
the undersigned is a conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of new issues are, and will be, in compliance with the Rule. If the beneficial interests of restricted persons in any one account exceed in the aggregate 10% of the account but the account has implemented procedures to reduce the aggregate beneficial interest of all restricted persons with respect to new issues to no more than 10%, the undersigned hereby represents that it or the account will follow such procedures in connection with the purchase by the account of all new issues.

-OR-

☐
The undersigned hereby certifies that with respect to the account indicated in Part C that the account is a restricted person and is not eligible to purchase new issues.

1
If a master fund includes both feeder funds or persons that are restricted persons and includes other feeder funds that partially include restricted persons, the master fund must know the percentage of each feeder fund owned by restricted persons in order to determine if the master fund comes within the 10% de minimis exemption and can check this box. This box may also be checked if a master fund only includes feeder funds that are partially composed of restricted persons and each of those feeder funds individually meets the 10% de minimis excemption.

Part B: Complete this part in order to qualify an account that is a restricted person to purchase the specific offering of a new issue indicated below.

        The undersigned hereby certifies that with respect to the account indicated in Part C that in connection with the specific new issue identified below, the purchase by the account is in compliance with the exemption set forth in the Rule for:

☐
issuer-directed securities; or

☐
anti-dilution purchases (and the undersigned represents that the securities purchased will not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering).

        New Issue: State National Bancshares, Inc. common stock

Part C: Account Information and Signature

        The undersigned hereby certifies that the undersigned is authorized to provide this Certification and that the undersigned or an authorized representative of the account will promptly notify KBW in the event this Certification ceases to be true and correct.

Print Account Name	Account Number

Signature of Authorized Signatory	Date

Print Name of Authorized Signatory	Telephone

Print Title of Authorized Signatory	Email Address

Print Address of Account	Country

THE SIGNED CERTIFICATE SHOULD BE FAXED TO _______________________at _________________.

Definitions of Relevant Terms

        Associated person of a NASD member    (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member (for example, any employee), whether any such person is registered or exempt from registration with the NASD.

        Beneficial interest    Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

        10% de minimis Exemption    Pursuant to Rule 2790(c)(4), an account is not a restricted person, if the beneficial interests of restricted persons do not exceed in the aggregate 10% of the account, which is known as the "10% de minimis exemption".

        Collective investment account    Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

        Immediate family member A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

        Limited business broker-dealer    Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

        Material support    Directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

        NASD member    Any individual, partnership, corporation or other legal entity that is a broker or dealer admitted to membership in the NASD.

        New Issue    Any initial public offering of an equity security as defined in Section 3(a)(11) of the Securities Exchange Act of 1934, made pursuant to a registration statement or offering circular, except for certain offerings set forth in Rule 2790(i)(9)(A)—(I)

Restricted Persons:

1.
A NASD member or other broker-dealer.

2.
An officer, director, general partner, employee, associated person of a NASD member or any other broker-dealer (other than a limited business broker-dealer).

3.
An agent of a NASD member or any other broker-dealer (other than a limited business broker- dealer) that is engaged in the investment banking or securities business.

4.
A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or collective investment account.

5.
A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a limited broker-dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person's listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.
A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a limited business broker-dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.
A person acting: (i) as a finder in connection with any new issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any new issue in which the person is participating.

8.
An immediate family member of: (i) a person specified in categories 2-7 that materially supports, or receives support from, that person; (ii) a person specified in categories 2-3 that is an employee or associated person of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue; or (iii) a person specified in categories 5 and 6 that is an owner of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue.

PROVIDED, HOWEVER, THAT THE TERM "RESTRICTED PERSONS" SHALL NOT INCLUDE THE FOLLOWING:

1.
An investment company registered under the Investment Company Act of 1940.

2.
A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial interests in the fund principally to trust accounts of restricted persons.

3.
An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to restricted persons, or if a general account, the insurance company does not limit its policyholders principally to restricted persons.

4.
A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of new issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-U.S. issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

5.
An investment company organized under the laws of a non-U.S. jurisdiction, provided that: (i) the investment company is listed on a non-U.S. exchange or authorized for sale to the public by a non-U.S. regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a restricted person.

6.
An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

7.
A state or municipal government benefits plan that is subject to state or municipal regulation.

8.
A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

9.
A church plan under Section 414(e) of the Internal Revenue Code.

Exemption for Issuer-Directed Securities

        The prohibitions on the purchase and sale of new issues in this rule shall not apply to securities that:

(1)
are specifically directed by the issuer to persons that are restricted under the rule; provided, however, that securities directed by an issuer may not be sold to or purchased by an account in which any restricted person specified in restricted person categories 2 or 3 above has a beneficial interest, unless such person, or a member of his or her immediate family, is an employee or director of the issuer, the issuer's parent, or a subsidiary of the issuer or the issuer's parent. Also, for purposes of this provision, a parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary;

(2)
are part of a program sponsored by the issuer or an affiliate of the issuer that meets the following criteria:

(A)
the opportunity to purchase a new issue under the program is offered to at least 10,000 participants;

(B)
every participant is offered an opportunity to purchase an equivalent number of shares, or will receive a specified number of shares under a predetermined formula applied uniformly across all participants;

(C)
if not all participants receive shares under the program, the selection of the participants eligible to purchase shares is based upon a random or other non-discretionary allocation method; and

(D)
the class of participants does not contain a disproportionate number of restricted persons as compared to the investing public generally; or

(3)
are directed to eligible purchasers who are otherwise restricted under the rule as part of a conversion offering in accordance with the standards of the governmental agency or instrumentality having authority to regulate such conversion offering.

Exemption for Anti-Dilution Purchases

        The prohibitions on the purchase and sale of new issues in this rule shall not apply to an account in which a restricted person has a beneficial interest that meets the following conditions:

(1)
the account has held an equity ownership interest in the issuer, or a company that has been acquired by the issuer in the past year, for a period of one year prior to the effective date of the offering;

(2)
the sale of the new issue to the account shall not increase the account's percentage equity ownership in the issuer above the ownership level as of three months prior to the filing of the registration statement in connection with the offering;

(3)
the sale of the new issue to the account shall not include any special terms; and

(4)
the new issue purchased pursuant to this exemption shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company's shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

QuickLinks

Directed Share Program Presentation
GENERAL INFORMATION AND PROCEDURES
FREQUENTLY ASKED QUESTIONS
INDICATION OF INTEREST FORM
CERTIFICATE FOR THE PURCHASE OF INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES